June 2, 2023

Via EDGAR

Gregory Herbers and Erin Purnell

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re: BranchOut Food Inc.

Amended Registration Statement on Form S-1

Filed May 23, 2023

File No. 333-271422

Ladies and Gentlemen:

This correspondence responds to the letter, dated May 31, 2023, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-mentioned Amended Registration Statement on Form S-1 (“Form S-1”) filed on May 23, 2023 by BranchOut Food Inc. (the “Company”, “we”, “us” or “our”). We have addressed each of the comments raised by the Staff below and in Amendment No. 3 to the Registration Statement on Form S-1 filed on June 2, 2023 (“Amendment No. 3”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 3.

Outlined below are our responses to each of the Staff’s comments:

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	We note your revised disclosure that you have granted the underwriter a 45-day option to purchase up to an additional 165,000 shares of common stock “which may be covered by exercising the option and/or by purchasing shares of common stock from us in the market once secondary trading begins.” Please explain why you have included this provision given that you are required to provide a bona fide estimate of the range of the maximum offering price consistent with Item 501(b)(3) of Regulation S-K. In addition, please explain how the underwriters will purchase the common stock from you in the market.

BranchOut Response:

The Company advises the Staff that, pursuant to the terms of the Underwriting Agreement with the Representative, the form of which is attached as Exhibit 1.1 to the Form S-1, the Company will grant the Representative an option to purchase from us, at the initial public offering price, up to 165,000 shares of common stock, representing fifteen percent (15%) of the shares of common stock sold in this offering, within 45 days from the effective date of the Form S-1 to cover over-allotments, if any.

If the Representative does not elect to exercise the over-allotment in full or at all, the Company and the Representative expect that the Representative may purchase, after the consummation of this offering, additional shares of the Company’s common stock up to, but not exceeding, an amount representing fifteen percent (15%) of the shares sold in this offering in the public market, in compliance with Regulation M. The Company believes this approach is consistent with Item 501(b)(3) of Regulation S-K.

SEC Release No. 33-8511 (the “Release”) indicates that shares of the Company’s common stock purchased in the market by or on behalf of the Representative must be used to reduce the size of a syndicate short position. Therefore, the Representative may exercise the over-allotment option only to the extent required to cover the “net” short position. Footnote 67 of the Release states, “if an underwriter were to exercise the over-allotment option in an amount exceeding the net syndicate short position, under Regulation M (and former Rule 10b–6) participation in the distribution would not be deemed completed and purchases made prior to the exercise of the option may violate Regulation M.”

Accordingly, the Company has revised the disclosure where it appears in Amendment No. 3 to clarify that the Company has granted the underwriter a 45-day option to purchase up to an additional 165,000 shares of common stock “which may be covered by exercising the over-allotment option and/or by purchasing shares of common stock in the market after the consummation of this offering once secondary trading begins.”

Debt Obligations

Notes Payable, page 50

2.	Please file the Hinman Loan Agreement as an exhibit to the registration statement.

BranchOut Response:

We have filed the Hinman Loan Agreement as Exhibit No. 10.13 to Amendment No. 3.

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Resale Prospectus, page II-1

3.	We note your revisions in response to comment 3 and reissue. Please revise the statement that you “expect” that no shares will be sold until your common stock is listed on Nasdaq to state that no shares will be sold until the initial public offering is closed and your common stock is listed on Nasdaq. Please also remove the statement that the resale shares will initially be sold “around” the public offering price. In the alternative, revise to state a fixed price at which the shares will be offered.

BranchOut Response:

We have revised the cover page of the resale prospectus to Amendment No. 3 to state that no shares will be sold until the initial public offering is closed and our common stock is listed on Nasdaq. We have also removed the statement that the resale shares will initially be sold “around” the public offering price, and made further clarifying revisions to indicate the expected price range of the initial public offering and that, when and if the selling stockholders sell their shares under the resale prospectus, they will do so at prevailing market prices.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Dane Johansen, Esq. at (801) 532-7840 or djohansen@parrbrown.com.

Very truly yours,

/s/ Eric Healy
Eric Healy
Chief Executive Officer
BranchOut Food Inc.

cc:	Mindy Hooker and Claire Erlanger, Securities and Exchange Commission Dane Johansen, Esq.

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